PROSPECTUS Dated January 24, 2001                    Pricing Supplement No. 8 to
PROSPECTUS SUPPLEMENT                       Registration Statement No. 333-47576
Dated January 25, 2001                                   Dated February 12, 2001
                                                                  Rule 424(b)(3)


                        Morgan Stanley Dean Witter & Co.
                       GLOBAL MEDIUM-TERM NOTES, SERIES D
                  Euro Fixed Rate Senior Bearer Notes Due 2006
                             -----------------------

     We may not redeem these Global Medium-Term Notes, Series D (Senior Euro Fixed Rate Notes Due 2006) prior to the maturity date other than under the circumstances described under "Description of Notes--Tax Redemption" in the accompanying prospectus supplement.

     We will issue the notes only in bearer form, which form is further described under "Description of Notes--Forms of Notes" in the accompanying prospectus supplement. You may not exchange notes in bearer form at any time for notes in registered form.

     We will apply to the Singapore Exchange Securities Trading Limited for the listing and quotation of the notes subject to meeting the applicable listing requirements. The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements or opinions made or reports contained in this document. Admission to the official list of and quotation of the notes on the Singapore Exchange Securities Trading Limited is not to be taken as an indication of the merits of the issuer or the notes.

     We describe the basic features of this type of note in the section called "Description of Notes--Fixed Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.


Principal Amount:             SGD 30,000,000

Maturity Date:                March 1, 2006, provided
                              that if such day is not a
                              Business Day, the Maturity
                              Date will be the next
                              succeeding day that is a
                              Business Day, except that, if
                              that Business Day would fall
                              in the next calendar month,
                              the Maturity Date will be the
                              immediately preceding
                              Business Day.

Settlement Date
  (Original Issue Date):      March 1, 2001

Interest Accrual Date:        March 1, 2001

Issue Price:                  100%

Specified Currency:           Singapore dollars ("SGD")

Redemption Percentage
  at Maturity:                100%

Initial Redemption
  Percentage:                 N/A

Annual Redemption
  Percentage Reduction:       N/A

Optional Repayment Date(s):   N/A

Interest Rate:                3.47% per year (on an
                              actual/365 day count basis)

Maximum Interest Rate:        N/A

Minimum Interest Rate:        N/A

Interest Payment
  Dates: Every March 1 and September 1, commencing September 1, 2001, provided that if any such day is not a Business Day, that Interest
                              Payment Date will be the next
                              succeeding day that is a Business
                              Day, except that, if that Business
                              Day would fall in the next calendar
                              month, the Interest Payment Date
                              will be the immediately preceding
                              Business Day.  The interest paid on
                              that succeeding, or preceding,
                              Business Day will be calculated
                              from and including the most recent
                              date that interest was paid to but
                              excluding the Interest Payment
                              Date as so adjusted.

Interest Payment Period:      Semi-annually


Denominations:                SGD 250,000

Business Day:                 Singapore, New York and London

ISIN:                         SG5121890452

Paying Agent:                 The Chase Manhattan Bank,
                              Singapore Branch


                                                        (continued on next page)

     Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.


A copy of this document has been lodged with the Registrar of Companies and Businesses in Singapore as an information memorandum for the purposes of Section 106D of the Companies Act, Chapter 50 of Singapore. The Registrar of Companies and Businesses in Singapore takes no responsibility as to the contents of this document.

                           MORGAN STANLEY DEAN WITTER


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Depositary:         The Central Depository (Pte) Limited

     In accordance with the requirements of the Depositary, for so long as any of the notes is represented by a permanent global note held by the Depositary, each person who is shown in the records of the Depositary as the holder of a particular principal amount of the notes (each an "Accountholder") shall be deemed to be (and shall be treated by us, the principal paying agent and all of our other agents as) the holder of that principal amount of notes for all purposes (including but not limited to for the purposes of giving notice to us) other than with respect to the payment of principal, interest and other amounts in respect of the notes, the right to which shall be vested, as against us, solely in the bearer of the permanent global note, in accordance with and subject to its terms.

Singapore Taxation:

     As the manager in respect of more than half of the aggregate principal amount of the notes is an Approved Bond Intermediary and the issue of the notes has been substantially arranged in Singapore, the notes are "qualifying debt securities" for the purposes of the Income Tax Act, Chapter 134 of Singapore. Accordingly, interest on the notes derived by any company in Singapore is subject to Singapore tax at a concessionary rate of 10 percent.

Plan of Distribution:

     Morgan Stanley & Co. International Limited, as manager of this offering of notes, represents and agrees that it will not offer or sell the notes and will not circulate or distribute this pricing supplement and the accompanying prospectus and prospectus supplement or material relating to the notes, directly or indirectly, to the public or any member of the public in Singapore other than
(i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "Companies Act"), (ii) to a sophisticated investor and in accordance with the conditions specified in
Section 106D of the Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the Companies Act. The manager represents, acknowledges and agrees that it is acquiring the notes as principal, that in any resale of the notes it acts as principal and not as our agent and that it will not make any representation otherwise to any person.


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